Glocorp Inc.

100.3.037, 129 Offices

Block J, Jaya One

No. 72A, Jalan Universiti

46200 Petaling Jaya

Selangor, Malaysia

May 12, 2017

Via Edgar

Katherine Wray

Attorney-Advisor

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	Glocorp, Inc.
Registration Statement on Form S-1 Filed July 21, 2016 File No. 333-212611

Dear Ms. Wray:

We are in receipt of your comment letter dated August 11, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.

You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933, because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure to indicate on the cover page our status as a shell company and provided an additional risk factor beginning on page 6 about the consequences of being a shell company and potential impact on our ability to attract additional capital through subsequent unregistered offerings. We have also added several risk factors related to our business (page 6, 7, and 8). The risk factors are set forth below for the Staff’s convenience:

OUR STATUS AS A “SHELL” COMPANY

The SEC adopted Rule 405 of the Securities Act and Exchange Act Rule 12b-2 which defines a shell company as a registrant that has no or nominal operations, and either (a) no or nominal assets; (b) assets consisting solely of cash and cash equivalents; or (c) assets consisting of any amount of cash and cash equivalents and nominal other assets. As we have limited assets and no revenues, we are considered to be a shell company. As a shell company, our shares of Common Stock cannot be resold under Rule 144 of the Securities Act of 1933. Our shares would only be able to be resold through a registration statement declared effective by the SEC or by meeting the following conditions of Rule 144(i):

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Glocorp Inc.

100.3.037, 129 Offices

Block J, Jaya One

No. 72A, Jalan Universiti

46200 Petaling Jaya

Selangor, Malaysia

Shell companies are prohibited from using a Form S-8 registration statement pursuant to employee compensation plans. Additionally, shell companies are required to provide more detailed disclosure on a Form 8-K upon completion of a transaction that causes it to cease being a shell company. If an acquisition is undertaken (of which we have no current intention of doing), we must file a current report on Form 8-K containing the information required pursuant to Regulation S-K within four business days following completion of the transaction together with financial information of the acquired entity. In order to assist the SEC in the identification of shell companies, we are also required to check a box on Form 10-Q and Form 10-K indicating that we are a shell company. To the extent that we are required to comply with additional disclosure because we are a shell company, we may be delayed in executing any mergers or acquiring other assets that would cause us to cease being a shell company.

Our status as a shell company may also impede our ability to raise additional capital to fund our operations through subsequent unregistered offerings due to restriction on transferability. There can be no assurance at this point that we will be able to raise additional capital.

2.	Please revise your disclosure to identify your selling shareholders as underwriters. Given that your company appears to be a shell company your selling shareholders are considered underwriters. See SEC Release No. 33-8869 (2007). That Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus to reflect the foregoing; or advise.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure to identify our selling shareholders as underwriters, and that the offering price of the shares being sold are fixed for the duration of the offering in the Summary before the table of contents and Plan of Distribution on page 18.

Prospectus Summary

Overview, page 4

3.	Please tell us why this section and your Description of Business section on page 11 refer to the completion of an acquisition in the near future. Revise your filing as appropriate.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have we have removed the references to acquisition in the Prospectus Summary and the Description of Business.

4.	Please disclose in your summary that you have never generated any revenue and there can be no assurances that you will ever generate any revenue. Please add corresponding disclosure to the Description of Business section.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have provided additional disclosure that we have never generated any revenue and there can be no assurance that we will ever generate any revenue on page 3, 10, 13, and 14.

Risk Factors

Risks Related to our Business, page 6

5.	Please add a separately captioned risk factor disclosing the minimum number of months that you expect to be able to conduct your planned operations using currently available capital resources. In addition, in an appropriate place in the filing, disclose the minimum additional dollar amount you will require to fund your business activities for the next 12 months.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advised the Staff that we have respectfully revised our disclosure by adding the following risk factor on page 7.

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Glocorp Inc.

100.3.037, 129 Offices

Block J, Jaya One

No. 72A, Jalan Universiti

46200 Petaling Jaya

Selangor, Malaysia

WE ANTICIPATE THAT WE WILL BE ABLE TO CONDUCT OUR PLANNED OPERATIONS USING OUR CURRENTLY AVAILABLE CAPITAL RESOURCES FOR THE NEXT TWO MONTHS AND WE MAY NEED TO RAISE ADDITIONAL CAPITAL TO FUND OUR OPERATIONS AFTERWARDS.

We expect that our currently available capital resources could sustain our operations for the next two (2) months. If adequate additional financing is not available on reasonable terms after two (2) months, we may not be able to continue to develop and expand our services, which may as a result impact our cash flow and we would have to modify our business plans accordingly. There is no assurance that additional financing will be available to us.

We expect an additional capital of $300,000 to fund the business activities for the next 12 months. In connection with our growth strategies, we may experience increased capital needs and accordingly, we may not have sufficient capital to fund our future operations without additional capital investments. Our capital needs will depend on numerous factors, including (i) our profitability; (ii) the development of competitive projects undertaken by our competition; and (iii) the level of our investment in development. We cannot assure you that we will be able to obtain capital in the future to meet our needs.

If we cannot obtain additional funding, we may be required to: (i) limit our operation and expansion; (ii) limit our marketing efforts; and (iii) decrease or eliminate capital expenditures. Such reductions could materially adversely affect our business and our ability to compete.

Even if we do find a source of additional capital, we may not be able to negotiate terms and conditions for receiving the additional capital that are favorable to us. Any future capital investments could dilute or otherwise materially and adversely affect the holdings or rights of our existing shareholders. In addition, new equity or convertible debt securities issued by us to obtain financing could have rights, preferences and privileges senior to the Common Stock offered hereof. We cannot give you any assurance that any additional financing will be available to us, or if available, will be on terms favorable to us.

6.

Please add a risk factor disclosing any potential material conflicts of interest that may arise from the outside business activities of your officers and directors. In this regard, we note from your disclosure on pages 15 and 16 that both Messrs. Santos and Low are engaged in outside business activities. Please also disclose the number of hours per week that Messrs. Santos and Low will devote to the operations of your company.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revise the disclosure by adding the following risk factors on page 4 made the disclosure accordingly. The risk factors are also reproduced below for the Staff’s convenience:

CONFLICTS OF INTERESTS MAY ARISE FROM OTHER BUSINESS ACTIVITIES OF OUR OFFICERS AND DIRECTORS.

Mr. Wendel Del Rosario Santos is currently the President and Chief Executive Officer of Glocorp IT Solutions Inc. Mr. Franz Elioe Narcis is currently the Directors of Marketify Consulting Sdn Bhd. Mr. Low Koon Poh is currently involved in other business activities, including as the President of KL Management Services and IPO Partners Limited. Mr. Chan Foo Weng is currently the Director of IPO Partners Limited. Mr. Low and Mr. Chan are also directors of Mon Space Net Inc. All of our officers and directors may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, they may face a conflict in selecting between our company and their other business interests. We have not formulated a policy for the resolution of such conflicts. Their inability to commit full-time to our company may have a material adverse effect on the result of our operation.

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Glocorp Inc.

100.3.037, 129 Offices

Block J, Jaya One

No. 72A, Jalan Universiti

46200 Petaling Jaya

Selangor, Malaysia

Limited Operating History, page 6

7.	Please tell us why this risk factor refers to the purchase of baked goods marketed by your company when it appears that your business plan is to provide IT solutions to hotels in Asia.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the staff that we have removed the references to baked goods in the risk factors and revised our disclosure to provide the following risk factor relating to our business as a IT solutions provider.

LIMITED OPERATING HISTORY

Glocorp Inc. was incorporated under the laws of the State of Nevada on December 31, 2015. As of the date of this registration statement, we have had limited operations upon which an evaluation of our company and its prospects could be based. There can be no assurance that our management will be successful in completing our business development plans, implementing the corporate infrastructure to support operations at the levels called for by our business plan, devise a marketing plan to successfully reach hotels and other hospitality providers that will purchase our made-for-hospitality solution, or that our company will generate sufficient revenues to meet our expenses or to achieve or maintain profitability.

Dependence on Key Personnel, page 8

8.	Please clarify whether the company has entered into an employment agreement with Mr. Santos.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify for the Staff that the Company has not entered into an employment agreement with Mr. Santos. We have revised the disclosure on page 6 accordingly.

9.	Please tell us whether you plan to register your class of common stock under the Exchange Act. If you do not plan to file an Exchange Act registration statement, such as Form 8-A, before the effective date of your Securities Act registration statement, please consider including a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules, Section 16 of the Exchange Act and the majority of the tender offer regulations to Section 15(d) reporting companies.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we do not plan to register our class of common stock under the Exchange Act and have revised the disclosure by adding the following risk factor on page 4.

ACCESS TO INFORMATION REGARDING OUR BUSINESS BECAUSE WE ARE A LIMITED REPORTING COMPANY EXEMPT FROM MANY REGULATORY REQUIREMENTS AND OUR OBLIGATIONS TO FILE PERIODIC REPORTS WITH THE SEC COULD BE AUTOMATICALLY SUSPENDED UNDER CERTAIN CIRCUMSTANCES.

The Company will not become a fully reporting company, but rather, will be subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934. As of effectiveness of our registration statement of which this prospectus is a part, we will be required to file periodic reports with the SEC which will be immediately available to the public for inspection and copying (see “Where You Can Find More Information” elsewhere in this prospectus). Except during the year that our registration statement becomes effective, these reporting obligations may be automatically suspended under Section 15(d) if we have less than 300 shareholders at the beginning of our fiscal year. We currently have fewer than 300 shareholders and if we continue to have fewer than 300 shareholders, we will be exempt from the filing requirements as required pursuant to Section 13 of the Securities Exchange Act and will not be required to file any periodic reports, including Form 10Q and 10K filings, with the SEC subsequent to the Form 10K required for the fiscal year in which our registration statement is effective. Further, disclosures in our Form 10K that we will be required to file for the fiscal year in which our registration statement is effective, is less extensive than the disclosures required of fully reporting companies. Specifically, we are not subject to disclose in our Form 10K risk factors, unresolved staff comments, or selected financial data, pursuant to Items 1A, 1B, 6, respectively. If the reports are not filed or are less extensive than those required of fully reporting companies, the investors will have reduced visibility as to the Company and its financial condition.

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Glocorp Inc.

100.3.037, 129 Offices

Block J, Jaya One

No. 72A, Jalan Universiti

46200 Petaling Jaya

Selangor, Malaysia

In addition, as a filer subject to Section 15(d) of the Exchange Act, the Company is not required to prepare proxy or information statements, and our Common Stock will not be subject to the protection of the ongoing private regulations. Additionally, the Company will be subject to only limited portions of the tender offer rules, and our officers, directors, and more than ten (10%) percent shareholders are not required to file beneficial ownership reports about their holdings in our Company, and will not be subject to the short-swing profit recovery provisions of the Exchange Act. Further, more than five percent (5%) holders of classes of our equity securities will not be required to report information about their ownership positions in the securities. This means that your access to information regarding our business will be limited.

Description of Property, page 13

10.	Please revise the statement that you are not generating “sufficient” revenue at this time to clarify that you are not generating any revenue at this time.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff we have revised the statement to clarify that we are not generating any revenue at this time on page 12.

Management’s Discussion and Analysis of Financial Condition and Result of Operations

Plan of Operation, page 13

11.	Please disclose the resources required to complete each step of your business development, as well as the challenges you anticipate in implementing your business plan.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully revise our disclosure to provide information regarding the resources required to complete each step of our business development, as well as the challenges we anticipate encountering in executing our business plan (page 12).

Directors, Executive Officers, Promoters and Control Persons, page 15

12.	Please clarify whether Mr. Santos also serves as the Chief Financial Officer of the company as indicated in the signatures section, and revise accordingly.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify for the Staff that Mr. Santos does not serve as the Chief Financial Officer, and advise the Staff that we have revised the title in the signatures section. Mr. Low Koon Poh served as our Chief Financial Officer from December 31, 2015 to May 4, 2017, and Mr. Narcis has been serving as our Chief Financial Officer since May 4, 2017.

13.	Based on public SEC filings, it appears that Mr. Low is currently serving as a director of Mon Space Net Inc. and as the President of NextGlass Technologies Corporation of Glocorp Inc. Please revise to provide a complete description of Mr. Low’s business experience and directorships in the past five years. Refer to paragraphs (1) and (2) of Item 401(e) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure by providing Mr. Low’s biography pursuant to Item 401(e) of Regulation S-K on page 15.

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Glocorp Inc.

100.3.037, 129 Offices

Block J, Jaya One

No. 72A, Jalan Universiti

46200 Petaling Jaya

Selangor, Malaysia

Executive Compensation, page 16

14.	Please disclose the value of the 2.5 million shares of common stock issued to each of Messrs. Low and Chan. Refer to Item 402(n) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure in the “Executive Compensation” section to disclose Mr. Low and Mr. Chan each received 2,500,000 shares of our Common Stock at $0.001 per share.

Selling Security Holders, page 18

15.	Please revise your statement that none of the selling shareholders has had a material relationship with the company other than as a shareholder to disclose Mr. Low’s status as an executive officer.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure in the “Selling Security Holders” section to indicate the status of Mr. Santos, Mr. Low, Mr. Narcis, Mr. Teh and Mr. Chan as our directors and/or executive officers.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Glocorp Inc.

By:	/s/ Wendel Del Rosario Santos
Name:	Wendel Del Rosario Santos
Title:	President, Chief Executive Officer, and Director

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